

07005263

AMENDMENT

AB 5/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 2 2007
603

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 28496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andersen Erik Brechling
d/b/a Brechling Andersen Securities (A proprietorship)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Boulevard, Suite 941
(No. and Street)

Los Angeles (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Brechling Andersen (213) 487-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 4 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brechling Andersen Securities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Erik Brechling Andersen
Signature
Erik Brechling Andersen
Sole Proprietor
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________ ______________________
Signature of Document Signer No. 1 Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of March (Month), 2007 (Year), by

(1) Erik Andersen, Sole Proprietor (Name of Signer)

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer)

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Dora J. Westcott
Signature of Notary Public


DORA JOY WESTCOTT
Commission # 1682121
Notary Public - California
San Diego County
My Comm. Expires Mar 16, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total equity from statement of financial condition		$ 73,353
Less non-allowable assets		-
Net capital before haircuts		73,353
Haircuts:		
15% haircut on NASDAQ stock (NDAQ)	$ (9,237)	
Undue concentration	(6,928)	
Total haircuts		(16,165)
Net capital		$ 57,188

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital from above	$ 57,188
Excess net capital	$ 52,188

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

END

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.